EG ACQUISITION CORP.

375 Park Avenue, 24th Floor

New York, NY 10152

May 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph Cascarano
Robert Littlepage
Kathleen Krebs
Jan Woo

Re:	EG Acquisition Corp.

Registration Statement on Form S-1

File No. 333-255046

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EG Acquisition Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to May 25, 2021 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Please confirm that the Registration Statement has been declared effective by telephoning Sean Ewen, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8867. Comments with respect to this request or the Registration Statement may be directed to Mr. Ewen by telephone or facsimile at (212) 728-9867.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

EG ACQUISITION CORP.

By:	/s/ Gregg S. Hymowitz
Name:	Gregg S. Hymowitz
Title:	Chief Executive Officer
cc:	Sean Ewen, Esq.